Exhibit 21.1

Subsidiaries of the Company

Subsidiaries	State or Jurisdiction
Reata Pharmaceuticals Holdings, LLC	United States
Reata Pharmaceuticals Global, Inc.	United States
Reata Swiss International GmbH	Switzerland
Reata UK Ltd	United Kingdom
Reata Australia Pty Limited	Australia
Reata Ireland Limited	Ireland

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